RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on August 7, 2009 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting	  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		      32,621,521
	    Susan Burns 		      32,395,895
	    Robert J. Cappelli	              32,733,126
	    Janice Loichle	              32,648,198
	    Thomas L. Saeli	              32,605,742

      2.  To ratify the selection of Cohen Fund Audit Services,
Ltd. as independent accountants of the COMPANY for the fiscal year ending December 31, 2009.

Votes For:                32,196,858
Votes Against:               333,048
Votes to Abstain:            709,340